AMENDED AND RESTATED

SCHEDULE A

Separate Series of RiverPark Funds Trust

NAME OF FUND	ADVISORY FEE
(as a percentage of average daily net assets)
RiverPark Large Growth Fund	0.65%
RiverPark/Wedgewood Fund	0.65%
RiverPark Short Term High Yield Fund	0.65%
RiverPark Long/Short Opportunity Fund	1.50%
RiverPark Gargoyle Hedged Value Fund	0.90%
RiverPark Structural Alpha Fund	1.40%
RiverPark Strategic Income Fund	0.65%

Date:  August 12, 2013